SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number

(Check one)

|_| Form 10-K and Form 10-KSB       |_| Form 11-K
|_| Form 20-F       |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

            For period ended February 28, 1997

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

  For the transition period ended ____________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                                  BAB Holdings, Inc.
Former name if applicable
Address of principal executive office (Street and Number)6501 West Higgins Rd.
                                                         Suite 320
City, State and Zip Code                                 Chicago, Illinois 60631


                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


BAB Holdings, Inc. completed its 10-QSB for the period ended February 28, 1997 and submitted its draft today to it financial printer for conversion to the format required pursuant to the Electronic Data Gathering Analysis and Retrieval System ("EDGAR"). As of 3:00 p.m. Central time today, the financial printer informed BAB Holdings, Inc. that it would be unable to complete the conversion into EDGAR format in order for timely filing of the document by the close of business today.

Without undue expense and burden, BAB Holdings, Inc. is unable to utilize an alternate financial printer to perform the necessary conversion and transmission to meet today's filing deadline. BAB Holdings, Inc. therefore requires an extension for the filing of this quarterly report so that the EDGAR version can be properly converted and reviewed.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Theodore P. Noncek                                    773            380-6100
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               BAB Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date                                By   /s/ Theodore P. Noncek
                                       -------------------------
                                         Theodore P. Noncek
                                         (Principal accounting and
                                          financial officer)